NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Fairfax Financial Holdings Limited (the “Corporation”) will be held at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Canada on Wednesday, April 18, 2007 at 9.30 a.m. (Toronto time) for the following purposes:

(a)	to elect directors;

(b)	to appoint auditors;

(c)	to consider and, if thought advisable, pass a special resolution of shareholders authorizing an amendment to the articles of the Corporation to permit the directors to appoint additional directors between annual meetings, as more particularly described in the accompanying Management Proxy Circular; and

(d)	to transact such other business as may properly come before the meeting.

By Order of the Board,

Bradley P. Martin
Vice President, Chief Operating Officer
and Corporate Secretary
Toronto, March 9, 2007

     If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

MANAGEMENT PROXY CIRCULAR

(Note: Dollar amounts in this Management Proxy Circular are in Canadian dollars except as otherwise indicated.)

Voting Shares and Principal Holders Thereof
We have 16,982,070 subordinate voting shares and 1,548,000 multiple voting shares outstanding. Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares.

Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on March 7, 2007 (the “record date” established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of our outstanding shares constitute a quorum at any meeting of shareholders.

The Sixty Two Investment Company Limited (“Sixty Two”) owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 47.8% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.3% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and a director, controls Sixty Two and himself beneficially owns an additional 256,046 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 48.6% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.8% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who beneficially own (directly or indirectly) or exercise control or direction over more than 10% of the votes attached to any class of our shares, except that, according to our best information, Southeastern Asset Management, Inc. owns or controls 22.2% of our subordinate voting shares and Mackenzie Financial Corporation owns or controls 16.2% of our subordinate voting shares.

Annual Report
We have enclosed a copy of our Annual Report including our consolidated financial statements and the notes thereto for the year ended December 31, 2006. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

You may obtain a copy of our latest annual information form (together with the documents incorporated therein by reference), our comparative consolidated financial statements for 2006 together with the report of the auditors thereon, management’s discussion and analysis of our financial condition and results of operations for 2006, any of our interim financial statements for periods subsequent to the end of our 2006 fiscal year and this circular, upon request to our Corporate Secretary. If you are one of our securityholders, there will be no charge to you for these documents. You can also find these documents on our website (www.fairfax.ca) or on SEDAR (www.sedar.com).

Election of Directors
A Board of six directors is to be elected at the meeting to serve until the next annual meeting. If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted for the election of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The following information is submitted with respect to the nominees for director (committee membership is the anticipated membership after the election of directors):

	Ownership or control over voting securities
	(subordinate voting or common shares, unless otherwise noted) of:
				Northbridge				Cunningham
				Financial		Odyssey Re		Lindsey
Names of nominees, offices		Fairfax		Corporation		Holdings Corp.		Group Inc.
held in Fairfax		Financial		(one of our		(one of our		(one of our
(or significant affiliates)	Director	Holdings		public		public		public
and principal occupations	since	Limited		subsidiaries)		subsidiaries)		subsidiaries)

ANTHONY F. GRIFFITHS(a)(b)(c)(d)	2002	13,000	(1)	5,000	(2)	5,000	(3)	4,666
Independent Business Consultant and Corporate Director

ROBERT J. GUNN(a)(c)	—	—		2,900	(2)(4)	—		—
Independent Business Consultant and Corporate Director

DAVID L. JOHNSTON(b)	—	—		—		—		—
President and Vice-Chancellor and Professor, University of Waterloo

PAUL L. MURRAY(a)	2005	80,000	(1)	0		0		0
President, Pinesmoke Investments (private investment company)

BRANDON W. SWEITZER(b)(c)	2004	2,364	(5)	0		1,000	(3)	0
Senior Fellow of the U.S. Chamber of Commerce

V. PREM WATSA	1985		(6)	—		—		66,250
Chairman and Chief Executive Officer of Fairfax

(a)	Member of the Audit Committee (Chair — Paul Murray)

(b)	Member of the Governance and Nominating Committee (Chair — Anthony Griffiths)

(c)	Member of the Compensation Committee (Chair — Anthony Griffiths)

(d)	Lead Director

(1)	Each of Messrs. Griffiths and Murray has received an option on, respectively, 2,750 and 2,840 of our previously issued subordinate voting shares, vesting as to 10% a year commencing from, respectively, 2003 and 2006. To date, 1,100 have vested for Mr. Griffiths at an exercise price of $182, and 284 have vested for Mr. Murray at an exercise price of $176. In each case none have been exercised. All option grants are on our previously issued shares purchased in the market, as described below under “Equity Compensation Plan”.

(2)	Each of Messrs. Griffiths and Gunn has received an option on 8,700 Northbridge common shares. The options are granted in relation to previously issued common shares and vest as to 50% in 2009 and 50% in 2014.

(3)	Eeach of Messrs. Griffiths and Sweitzer has received a restricted stock grant of 741 Odyssey Re Holdings common shares vesting as to one third in each of 2007, 2008 and 2009. In addition, each of Messrs. Griffiths and Sweitzer has received an option on 5,000 Odyssey Re Holdings common shares, vesting as to 25% a year commencing from 2003 (to date, all have vested for each of Messrs. Griffiths and Sweitzer and in each case none have been exercised).

(4)	Mr. Gunn’s spouse also beneficially owns 1,000 common shares of Northbridge.

(5)	Mr. Sweitzer has received a restricted stock grant of 2,264 of our outstanding subordinate voting shares purchased in the market, vesting as to 50% in 2009 and 50% in 2014.

(6)	Controls Sixty Two, which owns 50,620 of our subordinate voting shares and 1,548,000 of our multiple voting shares, and himself beneficially owns an additional 256,046 and exercises control or direction over an additional 2,100 of our subordinate voting shares.

The information as to shares beneficially owned or controlled by each nominee, and certain of the biographical information provided below, not being within our knowledge, has been furnished by such nominee.

Legend:

BD — Board of Directors	AC — Audit Committee	CC — Compensation Committee	G&NC — Governance and Nominating Committee

V. Prem Watsa, 56, has been the Chairman of our Board of Directors and our Chief Executive Officer since 1985. He has served as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. Mr. Watsa is the Chairman of Northbridge Financial Corporation (“Northbridge”), Crum & Forster Holdings Corp. (“Crum & Forster”) and Odyssey Re Holdings Corp. (“OdysseyRe”) and a director of Cunningham Lindsey Group Inc. (“Cunningham Lindsey”), all of which are our subsidiaries. Mr. Watsa formerly served as Vice President of GW Asset Management from 1983 to 1984 and in various positions, ultimately as a Vice President, with Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa is a resident of Toronto, Ontario.	Meetings Attended in 2006 13 of 13 BD

Anthony F. Griffiths, 76, is a member of our Board of Directors and our Lead Director. Mr. Griffiths is currently an independent business consultant and corporate director. He is a director of Northbridge, Crum & Forster and OdysseyRe and the Chairman of Cunningham Lindsey. He is also a director of Hub International Limited (“Hub”), a company in which we have a strategic investment. Mr. Griffiths is the Chairman of Russel Metals Inc. and Novadaq Technologies Inc. and a director of Alliance Atlantis Communications Inc., Vitran Corporation Inc., PreMD Inc. and Jaguar Mining Inc. Mr. Griffiths serves on the Audit Committees of Northbridge, Crum & Forster, OdysseyRe, Cunningham Lindsey, Alliance, Jaguar and PreMD. Mr. Griffiths was the Chairman of Mitel Corporation, a telecommunications company, from 1987 to 1993, and from 1991 to 1993 assumed the positions of President and Chief Executive Officer in addition to that of Chairman. Mr. Griffiths is a member of our Audit Committee and is the Chair of our Compensation and Governance and Nominating Committees. Mr. Griffiths is a resident of Toronto, Ontario.	Meetings Attended in 2006 13 of 13 BD 8 of 8 AC 1 of 1 CC 2 of 2 G&NC

Robert J. Gunn, 61, is a new nominee for election to our Board of Directors. Mr. Gunn is currently an independent business consultant and corporate director. Since 2004 Mr. Gunn has been the Vice Chairman of the Board of Directors and a member of the Audit Committee of Northbridge. Mr. Gunn previously served as the Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance plc, a diversified insurance company, in London, England, from 2002 to 2003 and 2001 to 2002, respectively. He also served as Group Director, Americas, of Royal & SunAlliance, from 1998-2001. From 1990 to 2001, Mr. Gunn held the positions of President and Chief Executive Officer at Royal & SunAlliance Canada. Mr. Gunn is currently a director of BCX Split Corp., Energy Split Corp. Inc., Energy Split Corp. II Inc. and Western World Insurance Company. Mr. Gunn is a resident of Toronto, Ontario.	New Nominee

David L. Johnston, 65 is a new nominee for election to our Board of Directors. Mr. Johnston has served as President and Vice-Chancellor of the University of Waterloo since July 1999, where he is also a Professor specializing in Securities Regulation, Corporation Law, Public Policy and Information Technology Law. Mr. Johnston was the Principal and Vice-Chancellor of McGill University from 1979 to 1994, and was a Professor in the Faculty of Law at McGill University from 1994 to 1999. Mr. Johnston is a director of Masco Corp. and CGI Group Inc., and serves on the Research Advisory Board of the Canadian Institute of Chartered Accountants. Mr. Johnston is a resident of St. Clements, Ontario.
New Nominee

Paul L. Murray, 75, is a member of our Board of Directors. Mr. Murray is a chartered accountant and has been President of Pinesmoke Investments Ltd., an investment company based in Toronto, Ontario, since 1985. He is also a director and serves on the Audit Committees of Crum & Forster and Cunningham Lindsey. From 1989 to 1998 Mr. Murray served as President and Secretary/Treasurer of Lockwood Manufacturing Inc. of Brantford, Ontario. From 1985 to 1989 Mr. Murray was the Vice President of Finance of Redpath Industries Limited, a manufacturing company formerly traded on the Toronto Stock Exchange. Mr. Murray is the Chair of our Audit Committee and a member of our Compensation and Governance and Nominating Committees. Mr. Murray is a resident of Toronto, Ontario.	Meetings Attended in 2006 13 of 13 BD 8 of 8 AC 1 of 1 CC 2 of 2 G&NC

Brandon W. Sweitzer, 64, is a member of our Board of Directors. Mr. Sweitzer is a Senior Fellow of the U.S. Chamber of Commerce. He is a director of our subsidiaries OdysseyRe and Falcon Insurance Company and the Chair of the Audit Committee of OdysseyRe. He also serves on the boards of Save the Children, U.S.A. and the St. John’s University School of Risk Management. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. From 1996 to 1999, Mr. Sweitzer served as President and Chief Executive Officer of Guy Carpenter & Company. Mr. Sweitzer is a member of our Compensation and Governance and Nominating Committees and is a resident of New Canaan, Connecticut.	Meetings Attended in 2006 13 of 13 BD 1 of 1 CC 2 of 2 G&NC

None of our director nominees serve together on the Board of any other companies, other than subsidiaries of Fairfax, or act together as trustees for other entities.

Frank B. Bennett will be retiring from our Board in April 2007. Mr. Bennett is currently a member of our Board and our Audit Committee. In 2006, Mr. Bennett attended 13 of 13 Board meetings and 8 of 8 Audit Committee meetings. Mr. Bennett will be retiring from the Boards of Northbridge and Crum & Forster in April 2007; he retired from the Board of OdysseyRe in November 2006. He is also a director of Multiband Corporation, a publicly held telecommunications company. Mr. Bennett is currently the Chair of the Audit Committees of Crum & Forster and Multiband.

Mr. Griffiths was formerly a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission on June 10, 2001 due to the company’s late filing of financial statements. All required documents were filed by the company and the cease trade order was rescinded on July 30, 2001. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) commencing in 2001. During the protection period, cease trade orders were issued against management and insiders due to the company’s failure to file financial statements. Mr. Griffiths was formerly a director of Slater Steel Inc. which, under the protection of the CCAA commencing in 2003, operated in an orderly wind-down.

Appointment of Auditors
If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted for the appointment of PricewaterhouseCoopers LLP as our auditors to hold office until the next annual meeting. PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) have been our auditors since 1974. The resolution to appoint PricewaterhouseCoopers LLP as our auditors must be passed by at least 50% of the votes cast in person or by proxy at the meeting.

Special Resolution
At the meeting, shareholders will be asked to consider and, if thought advisable, to pass a Special Resolution, the form of which is set out as Schedule A to this Management Proxy Circular, authorizing an amendment to our articles to permit the directors to appoint additional directors between annual meetings, within the minimum of three directors and maximum of ten directors permitted by the articles. The number appointed also cannot be more than one third of the number of directors elected at the previous annual meeting. This is a technical amendment intended to allow directors to appoint additional directors between annual meetings when the directors feel it is in our best interests to do so, including where appointments may be desirable as a result of governance developments. To be passed, the Special Resolution must receive the affirmative vote of not less than two-thirds of the votes cast by shareholders present in person or represented by proxy at the meeting. We recommend that you vote for the Special Resolution. Shares represented by proxies in favour of management will be voted for the special resolution, unless a shareholder has specified in his or her proxy that his or her shares are to be voted against the approval of the special resolution.

Shareholder Proposals for Next Year’s Annual Meeting
The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2008 is December 31, 2007.

Other Business
Our management is not aware of any other matters which are to be presented at the meeting. However, if any matters other than those referred to herein should be presented at the meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.

Compensation of Directors
Our directors who are not officers or employees of us or any of our subsidiaries have received remuneration for their services in the form of a retainer of $25,000 per year plus a fee of $1,000 for each Board or committee meeting attended. Going forward, the annual retainer will be $75,000 per year, and there will be no additional fee based on meeting attendance. The Chair of the Audit Committee and the Lead Director each also receives a further retainer of $10,000 per year, and the Chair of each other committee also receives a further retainer of $5,000 per year, for services in those respective capacities. In addition, non-management directors joining the Board in or after 2002 are granted a restricted stock grant (or, as a result of applicable tax rules, an option equivalent) of approximately $500,000 of our subordinate voting shares, vesting as to 10% a year commencing one year after the grant (or, if desired, on a slower vesting schedule). Additional amounts may be paid for special assignments. Please see the table “Ownership or control over voting securities” for information concerning stock-related awards to directors. Any such awards made to directors are on our outstanding subordinate voting shares purchased in the market and, since they involve no previously unissued stock, there is no dilution to shareholders. In 2006, directors received aggregate cash compensation of $224,097 pursuant to the above arrangements as then in effect. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on our business. Our Chairman does not receive compensation for his services as a director separate from his compensation as Chief Executive Officer.

Messrs. Bennett, Griffiths and Gunn served on the Board of Directors of our Northbridge subsidiary in 2006. In that capacity, each received a retainer of $15,000 per year plus $1,000 per Board meeting attended.

Messrs. Bennett, Griffiths and Murray served on the Board of Directors of our Crum & Forster subsidiary in 2006. In that capacity, each received a retainer of US$15,000 per year plus US$750 per Board meeting attended.

Messrs. Griffiths and Sweitzer and, until November 2006, Mr. Bennett, served on the Board of Directors of our OdysseyRe subsidiary. In that capacity, each received a retainer of US$25,000 per year plus US$750 per Board meeting attended until September 2006, after which time compensation was revised to US$60,000 per year plus an annual award of US$25,000 of restricted stock vesting equally over three years, plus, for the Chairman of the Audit Committee (currently Mr. Sweitzer), US$10,000 per year, with no additional fees for attendance at Board or committee meetings.

Messrs. Griffiths and Murray served on the Board of Directors of our Cunningham Lindsey subsidiary in 2006. In that capacity, each received a retainer of $15,000 per year plus $1,000 per Board meeting attended.

Director Share Ownership
Each Board member is expected to hold for the long term significant equity in Fairfax. Our Corporate Governance Guidelines provide that the Board will confirm each year that each member owns equity equal in value to at least five times the amount of his or her annual retainer. Directors who do not meet this minimum must apply their annual retainers to purchase subordinate voting shares (or similar equity-like ownership) of Fairfax until it is satisfied.

Directors’ and Officers’ Insurance
We purchase and maintain Directors’ and Officers’ Liability Insurance for our directors and officers and the directors and officers of certain of our subsidiaries. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of US$155 million, with a deductible to us of US$10 million per loss under the Directors’ and Officers’ Liability Insurance. The approximate annual premium for this Directors’ and Officers’ Liability Insurance is US$1,650,000.

Indebtedness of Directors and Executive Officers
We maintain a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to us prohibited the making of any further loans under the Plan, from time to time grant to designated employees, officers and directors of us or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of us or a subsidiary, or when the recipient dies) to purchase our subordinate voting shares. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan are expected to be held, not traded. All loans made under the Plan have been for the purchase of previously issued shares purchased in the market, so that they involve no previously unissued stock and consequently no dilution to shareholders. Until repayment, the shares are held by a trustee subject to the terms of the Plan. Of the $17.6 million of currently outstanding loans made under the Plan to all current and former executive officers, directors and employees of us and our subsidiaries (including $6.1 million to our current executive officers), $9.8 million (including $5.8 million to our current executive officers) have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is approximately $46.2 million). We or our subsidiaries generally pay the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.

Table of Indebtedness of Directors and Executive Officers
under Securities Purchase Programs
(being only the above-described share purchase arrangements)

	Largest amount	Amount
	outstanding	outstanding
Name and	during fiscal	as at
principal position	year ended	March 9,	Security for
with Fairfax	Dec. 31, 2006	2007	indebtedness(1)

Trevor J. Ambridge,	$ 999,800	$ 999,800	3,428
Vice President

Jean Cloutier,	775,000	775,000	2,750
Vice President and Chief Actuary

Bradley P. Martin,	499,800	499,800	1,428
Vice President, Chief Operating Officer and Corporate Secretary

Eric P. Salsberg,	1,925,000	1,925,000	80,000
Vice President, Corporate Affairs

Ronald Schokking,	1,542,750	1,542,750	25,000
Vice President and Treasurer

Jane Williamson,	351,500	351,500	1,850
Vice President

(1)	In all cases, our subordinate voting shares.

Summary Compensation Table

	Annual Compensation
Name and				Other Annual	All Other
principal position	Year	Salary	Bonus	Compensation(1)	Compensation(2)

V. Prem Watsa	2006	$600,000	$ 0	$ 0	$18,000
Chairman and	2005	600,000	0	0	16,500
Chief Executive Officer	2004	600,000	0	0	15,500

Greg Taylor(3)(4)	2006	400,000	1,000,000	0	18,000
Vice President and	2005	362,500	1,100,000	0	11,365
Chief Financial Officer

Trevor J. Ambridge	2005	400,000	400,000	48,955	16,500
Vice President and	2004	400,000	400,000	41,129	15,500
Chief Financial Officer(4)

Eric P. Salsberg	2006	450,000	675,000	120,523	79,238
Vice President,	2005	450,000	450,000	94,259	77,738
Corporate Affairs	2004	450,000	450,000	86,717	76,738

Bradley P. Martin(3)	2006	400,000	600,000	31,292	18,000
Vice President,	2005	400,000	400,000	24,473	16,500
Chief Operating Officer	2004	300,000	400,000	20,560	15,500
and Corporate Secretary

Ronald Schokking	2006	300,000	450,000	96,591	31,307
Vice President and	2005	300,000	300,000	75,542	29,807
Treasurer	2004	300,000	300,000	69,498	28,807

(1)	Except as noted below, the amounts quoted in this column represent the taxable benefits on interest or deemed interest on loans with respect to the share purchase plan described above under “Indebtedness of Directors and Executive Officers”.

(2)	The amounts shown are payments in respect of life insurance policies and registered retirement savings plans contributions made in lieu of the establishment of a pension plan.

(3)	In 2006 Messrs. Martin and Taylor each received a grant of options on 7,000 of our previously issued subordinate voting shares, vesting 100% in 5 years at an exercise price of $212.50 per share. In 2005, Mr. Taylor received a grant of options on 5,800 of our previously issued subordinate voting shares, vesting as to 50% in 2010 and 50% in 2015, at an exercise price of $211.37 per share. In 2004, Mr. Martin received a grant of options on 2,500 of our previously issued subordinate voting shares, vesting as to 50% in 2009 and 50% in 2014, at an exercise price of $200.00 per share. All option grants are on our previously issued shares purchased in the market as described below under “Equity Compensation Plan”.

(4)	Mr. Taylor assumed the office of Chief Financial Officer in May 2005. Prior thereto, Mr. Ambridge was our Chief Financial Officer and Mr. Taylor was the Chief Financial Officer of our Northbridge subsidiary. A portion of the 2005 salary and bonus amounts shown above for Mr. Taylor were paid by Northbridge.

Equity Compensation Plan
We have established an equity compensation plan under which stock-related awards may be made to the executive officers of us and our subsidiaries. An award made to any individual is on a one-time or infrequent basis, and the awards granted are expected to be held, not traded. The awards are made of our subordinate voting shares which have been previously issued and the shares underlying these awards are purchased in the market and paid for in full, so that they involve no previously unissued stock and consequently no dilution to shareholders. As at December 31, 2006, a total of 62,944 options have been granted to our employees, representing 0.37% of our subordinate voting shares outstanding as at that date. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on previously issued shares purchased in the market, with the exercise price of each share being at least the closing market price on the date preceding the date of grant. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant or 100% five years from date of grant, subject to the grantee remaining an employee of us or our subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant. Upon any option exercise we may provide a bonus equal to the exercise price, but have no obligation to do so. Any option grant is made by our affiliated entity incorporated for that purpose, which upon any exercise may, but is not obligated to, pay an amount equal to any dividends paid on the shares acquired upon the option exercise during the period from the date of grant to the date of exercise. As the shares are purchased in the market and fully paid for, there is no further cost to either us or our affiliate in the event such discretionary payments are made.

Details of the above-described options on previously issued subordinate voting shares granted to our executive officers during 2006 are shown in the following table:

		% of Total		Market Value
		Options Granted		of Underlying
	Number of	to Employees	Exercise	Shares on the	Expiration
Name	Options Granted	in 2006	Price	Date of Grant	Date

David Bonham	1,078	3.5	$231.90	$231.90	December 21, 2021
Peter Clarke	2,156	7.0	231.90	231.90	December 21, 2021
Jean Cloutier	3,500	11.4	212.50	212.50	November 23, 2021
Bradley Martin	7,000	22.7	212.50	212.50	November 23, 2021
Paul Rivett	1,750	5.7	212.50	212.50	November 23, 2021
Paul Rivett	2,165	7.0	231.00	231.00	December 18, 2021
Greg Taylor	7,000	22.7	212.50	212.50	November 23, 2021

Note: All material terms of the above grants are set out in the commentary preceding the above table.

Executive Share Ownership
All of our executive officers are long term shareholders of Fairfax. While we do not have formal executive share ownership guidelines, our executive officers are expected to hold their shares throughout their tenure. In practice, with the exception of charitable donations, there has been almost no trading of our shares by our executive officers.

Executive Compensation
In 2006, our Compensation Committee evaluated the performance of each of our executive officers and reviewed and approved their compensation, including that of our Chairman and Chief Executive Officer, Mr. Watsa.

Mr. Watsa proposed to the Compensation Committee the remuneration of our other executive officers. Except in the case of Mr. Watsa, as described below, the remuneration of executive officers consists of an annual base salary, an annual bonus (if and to the extent appropriate) and long term participation in our fortunes by the ownership of shares through the equity compensation plan (details of this participation are set out above under “Equity Compensation Plan”) and through the now discontinued share purchase plan (details of this participation are set out above under “Indebtedness of Directors and Executive Officers”). An award to an individual under the foregoing plans is made on a one-time or infrequent basis, and the award granted is expected to be held, not traded. The Compensation Committee considered the proposals by Mr. Watsa, which included a description of the accomplishments and roles of our executive officers.

Since 2000, Mr. Watsa has agreed that his aggregate compensation from us will consist solely of an annual salary of $600,000 (and standard benefits provided to our executives generally), with no bonus or other profit participation, no participation in any equity plans (other than the employee payroll share purchase plan) and no pension entitlement.

Submitted by the Compensation Committee:

Anthony F. Griffiths
Paul L. Murray
Brandon W. Sweitzer

Performance Graph
The following graph assumes that $100 was invested on December 31, 2001 in our subordinate voting shares and in common shares of the S&P/TSX Composite (then the TSE 300) Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively.

          Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

Statement of Corporate Governance Practices
In 2005, our Board of Directors, in consultation with outside experts retained by the Board, reviewed our corporate governance practices. As part of this process, and by way of formalizing our governance approaches, the Board (i) approved a set of Corporate Governance Guidelines that includes the Board’s written mandate, (ii) established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), (iii) approved written charters for all of its committees (which charters include position descriptions for the Chair of each committee), (iv) approved a Code of Business Conduct and Ethics applicable to our directors, officers and employees and (v) established, in conjunction with the Audit Committee, a Whistleblower Policy. All of these items are available for review on our website at www.fairfax.ca under the heading “Corporate Governance”.

The Corporate Governance Guidelines retain and enhance the principles and practices described in prior Management Proxy Circulars as underlying our governance system. The Code of Business Conduct and Ethics is built around the first value in our longstanding and regularly reported Guiding Principles — “honesty and integrity are essential in all our relationships and will never be compromised”.

Our corporate governance practices are in compliance with all applicable rules and substantially comply with all applicable policies and guidelines, including those of the Canadian Securities Administrators and the NYSE. A description of our corporate governance practices is set out below.

Independent Directors
The Board has affirmatively determined that all of our directors (other than Mr. Watsa) are independent in that each of them has no material relationship with us, that is, a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of the member’s independent judgment. In making this determination, the Board considered, among other things, that none of those individuals (i) is, or has been within the last three years, an employee or member of management of us or our subsidiaries or related to any member of management, (ii) is related to our controlling shareholder, (iii) is associated with our auditor or has any family member that is associated with our auditor, (iv) receives any direct or indirect compensation (including to family members) from us except in connection with Board related work, (v) works or has worked at a company for which any member of our management was a member of the compensation committee, or (vi) has (other than possibly as an insured under an insurance policy issued on usual commercial terms) any material business or other relationship with us, our subsidiaries or our controlling shareholder. Accordingly, all of our directors are independent except for V. Prem Watsa, our Chairman and CEO. Shareholders and others may communicate with our non-management directors by addressing their concerns in writing to our Corporate Secretary at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

Our directors have an on-going obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence and, depending on the nature of the change, a director may be asked to resign as a result.

Lead Director and Independent Functioning of the Board
Our Chairman is also our CEO and controlling shareholder. Accordingly, the Board has appointed Anthony Griffiths as the Lead Director of Fairfax. The Lead Director is responsible for ensuring the independent functioning of the Board, including establishing, in consultation with the CEO, the agenda for each Board meeting, acting as spokesperson for the independent directors collectively in communications with the Chairman and presiding over meetings of the independent directors.

The agenda for each Board meeting (and each committee meeting to which members of management have been invited) affords an opportunity for the independent directors to meet separately and the independent directors regularly exercise that opportunity. In 2006, our independent directors held eight in camera meetings, at which 100% of the independent directors attended. All committees are composed solely of independent directors.

Corporate Governance Guidelines (including Board Mandate)
Our Corporate Governance Guidelines, which include our Board Mandate, set out the overall governance principles that apply to us. Our Corporate Governance Guidelines include (i) position descriptions for each of the Chairman, the Lead Director and the CEO, (ii) sole authority for the Board and each committee to appoint, at our expense, outside advisors in connection with the performance of its duties, including determining fees and other retention terms, (iii) a mechanism for shareholders and others to communicate with us, (iv) share ownership requirements for directors, (v) obligations of directors in respect of meeting preparation and attendance, (vi) accountability of the CEO to the Board for implementing and achieving our Guiding Principles and corporate objectives approved by the Board and (vii) the Board’s adoption of and commitment to the Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees.

In our Corporate Governance Guidelines, the Board has explicitly assumed responsibility for our stewardship and for supervising the management of our business and affairs. Our Board Mandate states:

The directors’ primary responsibility is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Fairfax. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following:

•	Appointing the CEO and other corporate officers;

•	On an ongoing basis, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other executive officers create a culture of integrity throughout Fairfax;

•	Monitoring and evaluating the performance of the CEO and the other executive officers against the approved Guiding Principles and corporate objectives;

•	Succession planning;

•	Approving, on an annual basis, Fairfax’s Guiding Principles and corporate objectives;

•	Satisfying itself that Fairfax is pursuing a sound strategic direction in accordance with the approved Guiding Principles and corporate objectives;

•	Reviewing operating and financial performance results relative to established corporate objectives;

•	Approving an annual fiscal plan;

•	Ensuring that it understands the principal risks of Fairfax’s business, and that appropriate systems to manage these risks are implemented;

•	Ensuring that the materials and information provided by Fairfax to the Board and its committees are sufficient in their scope and content and in their timing to allow the Board and its committees to satisfy their duties and obligations;

•	Reviewing and approving Fairfax’s annual and interim financial statements and related management’s discussion and analysis, annual information form, annual report and management proxy circular;

•	Approving material acquisitions and divestitures;

•	Confirming the integrity of Fairfax’s internal control and management information systems;

•	Approving any securities issuances and repurchases by Fairfax;

•	Declaring dividends;

•	Approving the nomination of directors;

•	Approving the charters of the Board committees and approving the appointment of directors to Board committees and the appointment of the Chairs of those committees; and

•	Adopting a communications policy for Fairfax (including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive shareholder views).

Our Board has delegated to management responsibility for our day to day operations, including for all matters not specifically assigned to the Board or any committee of the Board.

Audit Committee
The members of our Audit Committee are Paul Murray (Chair), Frank Bennett and Anthony Griffiths, all of whom are independent and financially literate. In addition, Mr. Murray has accounting or related financial management expertise and is therefore a financial expert as defined by the SEC. Mr. Murray is a chartered accountant and has considerable experience on the Board and Audit Committees of public companies. He has been the Chief Financial Officer of a public company listed on the TSX and the President of a manufacturing company. Mr. Bennett has significant experience with financial statement disclosure through work at investment banking firms and as President of a private equity investment firm since 1998. Mr. Griffiths received an MBA from Harvard University, has extensive experience as an Audit Committee and Board member of a number of public companies and has a sound understanding of accounting principles, including those used in preparation of our financial statements. For additional information concerning Messrs. Murray, Bennett and Griffiths, please see the information above under “Election of Directors”.

Our Corporate Governance Guidelines prohibit a member of the Audit Committee from serving on the Audit Committees of more than two other public companies (with the exception of our public company subsidiaries) except with the prior approval of the Board, including a determination by the Board that such service would not impair the ability of the director to effectively serve on the Audit Committee. One of the members of our Committee, Anthony Griffiths, is a member of the Audit Committees of, respectively, seven other public companies (four of which are our subsidiaries). The Board has approved Mr. Griffiths acting on these other Audit Committees and has determined that such service does not impair his ability to effectively serve on our Audit Committee.

The responsibilities of the Audit Committee include (i) recommending to the Board the auditor to be nominated for approval by shareholders, (ii) approving the compensation of the auditor, (iii) overseeing the work of the auditor and management with respect to the preparation of financial statements and audit related matters and communicating regularly with the auditor and management in that regard, (iv) ensuring that suitable internal control and audit systems are in place, (v) reviewing annual and interim financial information, including MD&A, prior to its release and (vi) reviewing annual and interim conclusions about the effectiveness of our disclosure controls and procedures and internal controls and procedures. The text of our Audit Committee Charter can be found on our website, www.fairfax.ca, or in our Annual Information Form under the heading “Audit Committee”, which is available on SEDAR, www.sedar.com. Our Annual Information Form also contains information concerning fees paid to our external auditors for services they have rendered to us in each of the last two fiscal years.

In order to ensure the independence of our external auditor, the Committee has adopted a Policy on Review and Approval of Auditor’s Fees requiring Audit Committee approval of all audit and non-audit services provided by the auditor and, among other things, requiring the CFO and the auditor to report to the Committee quarterly on the status of projects previously pre-approved.

Compensation Committee
The members of our Compensation Committee are Anthony Griffiths (Chair), Paul Murray and Brandon Sweitzer, all of whom are independent. The responsibilities of the Committee include establishing the compensation of directors and approving the compensation of the CEO and other executive officers. In establishing the compensation of the directors, the Committee will examine the time commitment, responsibilities and risks associated with being a director and compensation paid by companies similar to us. In approving the compensation of the CEO, the important factors for evaluating the CEO’s performance are our Guiding Principles and corporate objectives.

Governance and Nominating Committee
The members of our Governance and Nominating Committee are Anthony Griffiths (Chair), Paul Murray and Brandon Sweitzer, all of whom are independent. The Committee is responsible for our overall approach to corporate governance. The Committee recommends nominations to the Board each year and recommends the directors it considers qualified for appointment to each Board committee and as Chair of each committee. The Committee is also responsible for annually evaluating and reporting to the Board on the performance and effectiveness of the Board, each of its committees and each of its directors. In conducting that evaluation, the Committee considers the Corporate Governance Guidelines, applicable committee charters and position descriptions, and the contributions individual members are expected to make. The Committee also monitors changes in the area of corporate governance and recommends any changes it considers appropriate.

Selection of Directors
We seek as directors committed individuals who have a high degree of integrity, sound practical and commercial judgment and an interest in the long term best interests of us and our shareholders. With this goal in mind, each year the Board determines what competencies and skills the Board as a whole should possess (taking into account our particular business and what competencies and skills each existing director possesses). The Board makes these determinations at a time suitable for the Governance and Nominating Committee to reflect them in its recommendations for nominees to the Board. In making its recommendations, the Governance and Nominating Committee also considers the competencies and skills any new nominee may possess, the independence requirements and the requirements for any distinctive expertise.

Orientation and Continuing Education of Directors
Each new director will receive a comprehensive orientation from our Chairman, including an overview of the role of the Board, the Board committees and each individual member, the nature and operation of our business and the contribution and time commitment the new director is expected to make. The orientation will include access to our senior management and facilities. The Lead Director will also meet with each new director to orient that director on the independent operation and functioning of the Board.

The Board is responsible for considering from time to time appropriate continuing education for directors, which may include presentations from management, site visits and presentations from industry experts. Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director and, as discussed in more detail below, is subject to an annual evaluation.

Board Performance Evaluation
Each year a confidential annual review process is completed to assess the overall effectiveness of the Board, the individual directors and each committee. As part of this process, each director completes a Board Effectiveness Survey and a Confidential Director Self-Evaluation Form. The Board Effectiveness Survey reviews Board responsibilities, operation and effectiveness. The Director Self-Evaluation Form asks directors to consider their participation on and contributions to the Board and its committees and their goals and objectives in serving as a director of our company. The Chair of the Governance and Nominating Committee collates the results of the survey and meets with individual directors to discuss evaluations at a director’s request (or as required to address a specific issue) and reports to the Governance and Nominating Committee and to the Board on evaluation results.

Ethical Business Conduct
The Board has approved a Code of Business Conduct and Ethics that is built around the first value in our Guiding Principles — “honesty and integrity are essential in all our relationships and will never be compromised”. The Board is responsible for monitoring compliance with the Code and accordingly has, in conjunction with the Audit Committee, established a Whistleblower Policy pursuant to which violations of the Code can be reported confidentially or anonymously and without risk of recrimination. The Board has also approved a Public Disclosure Policy applicable to all directors and employees and those authorized to speak on our behalf.

Among other things, the Code requires every director, officer and employee of Fairfax to be scrupulous in seeking to avoid any actual, potential or perceived conflict of interest and to constantly consider whether any may exist. If any material transaction or relationship that could give rise to a conflict of interest arises, the individual must immediately advise the Chair of the Audit Committee in writing and not take any action to proceed unless and until the action has been approved by the Audit Committee. The Governance and Nominating Committee also reviews all proposed significant related party transactions involving directors, executive officers or a controlling shareholder.

Solicitation of Proxies
Our management is soliciting the enclosed proxy for use at the Annual and Special Meeting of Shareholders to be held on April 18, 2007 and at any adjournment thereof.

We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation therefor beyond their regular salaries.

The information contained in this management proxy circular is given as at March 9, 2007, except where otherwise noted.

Provisions Relating to Proxies
All properly executed proxies delivered to our transfer agent, CIBC Mellon Trust Company, at Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Canada M5A 4K9 or via fax to (416) 368-2502, before 12:00 noon (Toronto time) on April 17, 2007, or to the chairman or secretary of the meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxies will be voted for the election of directors and appointment of auditors as described above.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this circular, our management knows of no such amendments, variations or other matters.

The persons named in the enclosed proxy are two of our officers. If you wish to appoint some other person to represent you at the meeting, you may do so either by inserting such other person’s name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder.

Under governing law, only registered holders of our subordinate voting and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or Depository Trust Company).

In accordance with Canadian securities law, we have distributed copies of the notice of meeting, this management proxy circular, the form of proxy and the 2006 Annual Report (which includes management’s discussion and analysis) (collectively, the “meeting materials”) to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

A.	be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

B.	more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the meeting or any adjournment thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Approval
Our Board of Directors has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.

By Order of the Board,

Dated March 9, 2007

Bradley P. Martin
Vice President, Chief Operating Officer
and Corporate Secretary

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7

SCHEDULE A
SPECIAL RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the articles of the Corporation be amended to add the following paragraph:

“Pursuant to subsection 106(8) of the Canada Business Corporations Act (the “Act”) and in addition to any power the directors may have pursuant to the Act to fill a vacancy among their number, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the following annual meeting of the shareholders, subject to the condition that the total number of additional directors so appointed not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders.”;

2.	the directors are authorized to revoke this special resolution before it is acted upon without further approval of the shareholders; and

3.	any officer or director of the Corporation is authorized and directed on behalf of the Corporation to deliver articles of amendment, in duplicate, to the Director under the Act and to execute all documents and to do all things as in the opinion of such person may be necessary or desirable in connection with the foregoing.